Exhibit 12.1
United Community Banks, Inc.
Ratio of Earnings to Fixed Charges
(in thousands)

	Nine Months	Year Ended December 31,
	Ended September 30,
	2008	2007	2006	2005	2004	2003
Ratio 1 — Including Interest on Deposits
Earnings:
Income (loss) before income taxes	(25,714)	89,592	108,437	88,403	71,488	58,485
Fixed charges	172,588	277,614	209,871	128,367	75,517	71,197
Preferred stock dividends	(18)	(28)	(30)	(36)	(26)	(101)

Total	146,856	367,178	318,278	216,734	146,979	129,581

Fixed Charges:
Interest on deposits	147,416	229,591	169,297	86,953	50,159	47,952
Interest on short-term borrowings	17,922	38,249	30,833	31,937	16,356	16,014
Interest on long-term debt	6,366	8,594	8,685	8,536	8,279	6,634
Portion of rents representative of the interest factor (1/3) of rental expense	866	1,152	1,026	905	697	496
Preferred stock dividends	18	28	30	36	26	101

Total fixed charges	172,588	277,614	209,871	128,367	75,517	71,197

Ratio of Earnings to Fixed Charges	.85 x	1.32 x	1.52 x	1.69 x	1.95 x	1.82 x

Ratio 2 — Excluding Interest on Deposits
Earnings:
Income (loss) before income taxes	(25,714)	89,592	108,437	88,403	71,488	58,485
Fixed charges	25,172	48,023	40,574	41,414	25,358	23,245
Preferred stock dividends	(18)	(28)	(30)	(36)	(26)	(101)

Total	(560)	137,587	148,981	129,781	96,820	81,629

Fixed Charges:
Interest on short-term borrowings	17,922	38,249	30,833	31,937	16,356	16,014
Interest on long-term debt	6,366	8,594	8,685	8,536	8,279	6,634
Portion of rents representative of the interest factor (1/3) of rental expense	866	1,152	1,026	905	697	496
Preferred stock dividends	18	28	30	36	26	101

Total fixed charges	25,172	48,023	40,574	41,414	25,358	23,245

Ratio of Earnings to Fixed Charges	(.02) x	2.87 x	3.67 x	3.13 x	3.82 x	3.51 x